Delisting Determination, The Nasdaq Stock Market, LLC,
January 17, 2020, Attis Industries Inc. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the common stock and warrant of Attis Industries Inc. (the Company), effective at the opening of the trading session on January 27, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on April 17, 2019 and received subsequent delist determinations on May 17, 2019, August 19, 2019, and October 8, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated November 14, 2019, denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on November 18, 2019.
The Company did not request a review of the Panel decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panel Determination to delist the Company became final on December 30, 2019.